UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CHINA SHEN ZHOU MINING & RESOURCES, INC.
(formerly: EARTH PRODUCTS & TECHNOLOGIES INC)

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

  16942H 10 9

(CUSIP Number)

Xiaojing Yu

China Shen Zhou Mining & Resources, Inc.

No.166 Fushi Road, Zeyang Tower, Suite 305, Shijingshan District

Beijing, China 100043

+86 (10) 6886 7279

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 15, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 16942H 10 9
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Xiaojing Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 14,917,000
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 14,917,000
	10	SHARED DISPOSITIVE POWER None

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,917,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.0%
14		TYPE OF REPORTING PERSON

IN

CUSIP NO.: 16942H 10 9
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Xueming Xu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 1,870,000
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,870,000
	10	SHARED DISPOSITIVE POWER None

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,870,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%
14		TYPE OF REPORTING PERSON

IN

ITEM 1.  SECURITY AND ISSUER

This statement relates to shares of common stock, $0.001 par value per share (the “Shares”) of China Shen Zhou Mining & Resources, Inc., a Nevada corporation (the “Issuer”).  The Issuer’s principal executive offices are located at No. 166 Fushi Road Zeyang Tower, Shijingshan District, Beijing, China 100043.

ITEM 2.  IDENTITY AND BACKGROUND

(a)

This statement on Schedule 13D is being filed jointly on behalf of the following persons: (i) Xiaojing Yu; and (ii) Xueming Xu  (the “Reporting Persons”).

(b)

The business address of the Reporting Persons is:  No. 166 Fushi Road Zeyang Tower, Shijingshan District, Beijing, China 100043.

(c)

Xiaojing Yu is Director, Chief Executive Officer and Chairman of the Board of the Issuer.

Xueming Xu is Director, President and Chief Operating Officer of the Issuer.

(d)

During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which she/he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Reporting Persons are citizens of the People’s Republic of China.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The consideration paid by Xiaojing Yu for the Shares consisted of 223,755 shares of capital stock of American Federal Mining Group, Inc. (the “AFMG”), an Illinois company, held by Xiaojing Yu.  See Item 4 below.

The consideration paid by Xueming Xu for the Shares consisted of  28,050 shares of capital stock of AFMG, held by Xueming Xu.  See Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Persons acquired the Shares pursuant to a Stock Exchange Agreement (the “Agreement”), dated July 14, 2006,  among the Issuer, AFMG and the stockholders of AFMG, pursuant to which the Issuer acquired  all of the issued and outstanding capital stock of AFMG in exchange for a total of 20,000,000 shares (representing approximately 93.9%) of the Issuer’s common stock. As a result of this share exchange,  Xiaojing Yu acquired 14,917,000 shares of the Issuer’s common stock in exchange for 229,755 shares of AFMG previously held by Xiaojing Yu ; and Xueming Xu acquired 1,870,000 shares of the Issuer’s common stock in exchange for 28,050 shares of AFMG previous held by Xueming Xu.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

(a)

See Rows 11 and 13 of the Cover Pages.

(b)

See Rows 7 through 10 of the Cover Pages.  The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares reported by it in Item 5(a).

(c)

None, other than the transaction described in Item 4 above.

(d)

To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares reported in Item 5(a).

(e)

Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person or between the Reporting Person and any other with respect to any securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following document is being filed as an exhibit to this statement and is incorporated herein by reference:

Exhibit 1.

Stock Exchange Agreement, dated July 14, July, 2006, by and among Earth Products & Technologies, Inc., a Nevada corporation; American Federal Mining Group, Inc., an Illinois corporation; and the stockholders of American Federal Mining Group, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Reporting Person:

Date: December 3, 2007

/s/  Xiaojing Yu

Name: Xiaojing Yu

Title: CEO, President and Director

/s/  Xueming Xu

Name:Xueming Xu

Title: Chief Operating Officer and Director

Exhibit 1

                    STOCK EXCHANGE AGREEMENT

     THIS STOCK EXCHANGE AGREEMENT (hereinafter referred to as this

"Agreement"), is entered into as of this 14th day of July, 2006, by and among

Earth Products & Technologies, Inc., a Nevada corporation ("EPAT"); American

Federal Mining Group, Inc., ("American"), an Illinois corporation; and the persons whose signatures appear at the foot of this Agreement, being all of the equity registered capital stock owners of American (the "Shareholders"),

upon the following premises:

                            PREMISES

     A.   EPAT is currently a non-operating public company.  EPAT or its predecessor(s) has been in existence since 1986.

     B.   American is a holding corporation, which owns all of the issued and outstanding shares of registered capital of Wu La Te Hou Qi Qian Zhen Mining

Co., Ltd. (the "Subsidiary" or "Qian Zhen"), a limited liability company organized in the People's Republic of China ("PRC" or "China"), plus 33% of

Inner Mongolia Xiangzhen Mining Industry Group Co., Ltd., a limited liability company organized in the PRC.  Qian Zhen owns 99% of the issued and outstanding shares of registered capital of two subsidiaries, Inner Mongolia

Xiang Zhen Mining Industry Group Co., Ltd., and Xinjiang Tianzhen Mining Co.,

Ltd.

     C.   The Shareholders of American have agreed to sell to EPAT, and EPAT has agreed to purchase all of the issued and outstanding capital stock of

American (the "American Stock") from the Shareholders in exchange for

20,000,000 shares representing approximately 93.9%) of the then issued and outstanding diluted shares of common stock of EPAT after the stock exchange,

on a fully diluted basis, including stock under options and warrants and stock issuable under consulting arrangements, and the other transactions described herein, pursuant to the terms and conditions set forth in this Agreement.

     D.   American will become a subsidiary of EPAT after the closing of the exchange.

                            AGREEMENT

     NOW THEREFORE, on the stated premises and for and in consideration of the mutual covenants and agreements hereinafter set forth and the mutual benefits to the parties to be derived here from, it is hereby agreed as follows:

                            ARTICLE I

                        PLAN OF EXCHANGE

     1.1   The Exchange.  At the Closing (as defined in Section 1.3 below),

the Shareholders of American hereby agree to assign, transfer, and deliver to

EPAT, free and clear of all liens, pledges, encumbrances, charges,

restrictions, or known claims of any kind, nature, or description, the certificates evidencing the American Stock duly endorsed for transfer to EPAT or accompanied by stock powers executed in blank by the Shareholders, and EPAT agrees to acquire such shares on such date by issuing and delivering in exchange therefore solely shares of EPAT common stock, in the amount of 20,000,000 shares of its common voting stock, par value $0.001 (the "EPAT Stock") to be issued to the Shareholders of American and their designees as listed on

Schedule 1 in full satisfaction of any right or interest which the

Shareholders held in the American Stock. As a result of the exchange of the

American Stock in exchange for the EPAT Stock, American will become a subsidiary of EPAT and the Shareholders of American and its designees will own approximately 93.9% of the then issued and outstanding common stock of EPAT.

     1.2   Anti-Dilution.   For all relevant purposes of this Agreement, the

20,000,000 shares of EPAT Stock to be issued and delivered pursuant to this

Agreement to the Shareholders of American, will not be subject to further change or adjustment. The number of shares of EPAT Stock and all shares of stock covered by existing options shall be appropriately adjusted to take into account any other stock split, stock dividend, reverse stock split,

recapitalization, or similar change in the EPAT common stock, par value

$0.001, which may occur between the date of the execution of this Agreement and the date of delivery of such shares.

     1.3   Closing.   Subject to the conditions of Section 5.1, the closing

("Closing") of the transactions contemplated by this Agreement shall be at

10:00 AM Salt Lake City time on the fifth business day (a day on which banks are open in the State of Utah) following the date on which American delivers to EPAT the Consolidated US Financial Statements (as that term is defined in

Section 5.1) at the offices of EPAT, 2157 Lincoln Street, Salt Lake City,

Utah, or on a date and at such time and place as the parties may agree

("Closing Date").

     1.4   Closing Events.   At the Closing, each of the respective parties

hereto shall execute, acknowledge, and deliver (or shall cause to be executed,

acknowledged, and delivered) any and all certificates, opinions, financial statements, schedules, agreements, resolutions, rulings, or other instruments required by this Agreement to be so delivered at or prior to the Closing,

together with such other items as may be reasonably requested by the parties hereto and their respective legal counsel in order to effectuate or evidence the transactions contemplated hereby if agreed to by the parties.

                           ARTICLE II

      REPRESENTATIONS, COVENANTS, AND WARRANTIES OF AMERICAN

     As an inducement to, and to obtain the reliance of, EPAT, American represents and warrants as follows:

     2.1   Organization.  American is a company duly organized, validly existing, and in good standing under the laws of the State of Illinois.  Qian

Zhen, a wholly-owned subsidiary of American, is a company duly organized,

validly existing, and in good standing under the laws of the PRC.  Each of

American and its Subsidiary has the power and is duly authorized, qualified,

franchised, and licensed under all applicable laws, regulations, ordinances,

and orders of public authorities to own all of its properties and assets and to carry on their respective businesses in all material respects as it is now being conducted, including qualification to do business as a foreign corporation in the states in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification.

The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not, violate any provision of any of American's and its

Subsidiary's charters, articles of formation, bylaws or other organizational documents.  American has taken all action required by laws, its articles of incorporation, its bylaws, or otherwise to authorize the execution and delivery of this Agreement. American has full power, authority, and legal right and has taken all action required by law, its certificate of incorporation, bylaws, and otherwise to consummate the transactions herein contemplated.

     2.2   Capitalization.  The authorized capitalization of American consists of 1,000,000 shares of ordinary stock, no par value, of which 300,000 shares are currently issued and outstanding. All issued and outstanding shares are legally issued, fully paid, and non-assessable and not issued in violation of the pre-emptive or other rights of any person.  American has not granted to any person any options, warrants, or rights to purchase any shares of its registered capital or issued any securities convertible to shares of its registered capital.

     2.3   Subsidiaries and Predecessor Corporations.   American owns 100% of

the Subsidiary.  Qian Zhen has two wholly-owned subsidiaries, Inner Mongolia

Xiang Zhen Mining Industry Group Co., Ltd., and Xinjiang Tianzhen Mining Co.,

Ltd. (the "Qian Zhen Subsidiaries").   Except as the context may otherwise

indicate, any reference to Qian Zhen in this Agreement shall refer to Qian

Zhen and both of its subsidiaries combined.   Except as indicated in this

paragraph, neither American nor Qian Zhen own, beneficially or of record, any shares of any other corporation, partnership, company, limited company, or other business entity.

     2.4   Financial Statements.

     (a)   On or before June 30, 2006, American will provide to EPAT:  (i) its consolidated audited balance sheet as of December 31, 2005 of American, and the related audited statements of operations, stockholders' equity and cash flows for the years ended December 31, 2005 and 2004, together with notes to such statements and the opinion of e-Fang Accountancy Corp., independent certified public accountants, with respect thereto; (ii) the audited balance sheet of Qian Zhen as of December 31, 2004 (the most recent Qian Zhen balance sheet), and the related statements of operations, condensed consolidated stockholders' equity, and consolidated cash flow for the twelve (12) months ended December 31, 2004, or as of a subsequent date, together with the notes thereto; and (iii) the unaudited consolidated balance sheet as of March 31,

2006, of American, and the statement of operations and cash flows for the quarter ended March 31, 2006, together with the notes thereto. All of these consolidated financial statements (the "Financial Statements") are included in the American Schedules.

     (b)   All the Financial Statements have been prepared in accordance with generally accepted accounting principles of the United States.  The balance sheets included in the Financial Statements present fairly as of their date the consolidated financial condition of American and Qian Zhen, respectively.

American and Qian Zhen did not have, as of the respective date of such consolidated balance sheets, except as and to the extent reflected or reserved against therein, any liabilities or obligations (absolute or contingent) which should be reflected in the consolidated balance sheets or the notes thereto,

prepared in accordance with generally accepted accounting principles, and all assets reflected therein will be properly reported and present fairly the value of the assets ofAmerican or Qian Zhen, respectively, in accordance with such generally accepted accounting principles. The statements of income, condensed stockholders' equity, and cash flows will reflect fairly the information required to be set forth therein by generally accepted accounting principles.

     (c)   Each of American and Qian Zhen has filed all income tax returns required to be filed by them from inception to the date hereof and all taxes have been paid. Each of American and Qian Zhen have filed all national,

province, and local income tax returns required to be filed by them from inception to the date hereof and all taxes have been paid. None of such income tax returns have been examined or audited in the PRC.

     (d)   Neither American nor Qian Zhen owe any unpaid national, province,

county, local, or other taxes (including any deficiencies, interest, or penalties), except for taxes accrued but not yet due and payable for which

American and/or Qian Zhen may be liable in their own right or as a transferee of the assets of, or as a successor to, any other corporation or entity.

Furthermore, except as accruing in the normal course of business, neither

American nor Qian Zhen owes any accrued and unpaid taxes to the date of this

Agreement.

     (e)   The books and records, financial and otherwise, of each of American and Qian Zhen are in all material respects complete and correct and have been maintained in accordance with good business and accounting practices.

     (f)   Each of American and Qian Zhen has good and marketable title to their assets and, except as set forth in the American Schedules or the most recent American balance sheet or the notes thereto, has no material contingent liabilities, direct or indirect, matured or unmatured.

     2.5   Information.  The information concerning American and Qian Zhen set forth in this Agreement and in the American Schedules is complete and accurate in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made, in light of the circumstances under which they were made, not misleading.

     2.6   Options or Warrants.   There are no existing options, warrants,

calls, or commitments of any character relating to the authorized and unissued

American common stock, nor are there any existing options, warrants, calls or commitments of any character relating to the ownership of Qian Zhen.

     2.7   Absence of Certain Changes or Events.   Except as set forth in this

Agreement or the American Schedules, from the date of the most recent American balance sheet to the Closing:

     (a)   except in the normal course of business, there will not be (i) any material adverse change in the business, operations, properties, assets, or condition of American and Qian Zhen, individually or taken as a whole; or (ii)

any damage, destruction, or loss to any of American and Qian Zhen (whether or not covered by insurance) materially and adversely affecting the business,

operations, properties, assets, or condition of American and Qian Zhen,

individually or taken as a whole;

     (b)   Neither American nor Qian Zhen will have (i) amended their charter or organizational documents; (ii) declared or made, or agreed to declare or make, any payment of dividends or distributions of any assets of any kind whatsoever to stockholders or purchased or redeemed, or agreed to purchase or redeem, any of its capital stock; (iii) waived any rights of value which in the aggregate are extraordinary or material considering the business of

American and its Subsidiary; (iv) made any material change in its method of management, operation, or accounting (other than as contemplated in Section

5.1 for the Consolidated US Financial Statements); (v) entered into any other material transaction which is not in the ordinary course of business; (vi)

made any accrual or arrangement for payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee; (vii) increased the rate of compensation payable or to become payable by it to any of its officers or directors or any of its employees whose monthly compensation exceeds $10,000 (US); or (viii) made any increase in any profit sharing, bonus, deferred compensation, insurance,

pension, retirement, or other employee benefit plan, payment, or arrangement made to, for, or with its officers, directors, or employees; and

     (c)   Neither American nor Qian Zhen will have (i) borrowed or agreed to borrow any funds or incurred, or become subject to, any material obligation or liability (absolute or contingent) except borrowings in the ordinary course of business or borrowings involving one or a series of related borrowings exceeding $1,000,000 (US) in the aggregate; (ii) paid any material obligation or liability not otherwise in the ordinary course of business (absolute or contingent) other than current liabilities reflected in or shown on the most recent American balance sheet, and current liabilities incurred since that date in the ordinary course of business; (iii) sold or transferred, or agreed to sell or transfer, any of its assets, properties, or rights not otherwise in the ordinary course of business (except assets, properties, or rights not used or useful in its business which, in the aggregate have a value of less than

$100,000), or canceled, or agreed to cancel, any debts or claims (except debts or claims which in the aggregate are of a value of less than $100,000); (iv)

made or permitted any amendment or termination of any contract, agreement, or license to which any of them is a party, except for any such contracts, or amendments or terminations, in the ordinary course of business or any such contracts or amendments or terminations that provide for aggregate consideration over the terms of the contract in excess of $1,000,000; or (v)

issued, delivered, or agreed to issue or deliver any stock, bonds or other corporate securities including debentures (whether authorized and unissued or held as treasury stock).

     For purposes of this Agreement the terms "Material Adverse Change" and

"Material Adverse Effect" mean an adverse change or effect that a reasonable person would attach importance to in evaluating the party to which it relates,

the party's business or financial condition, or the transactions herein contemplated.

     2.8   Title and Related Matters.   American and Qian Zhen have good and

marketable title to all of their respective properties, inventory, interests in properties, and assets, real and personal, which will be reflected in the most recent American balance sheet free and clear of all liens, pledges, charges,

or encumbrances. At Closing, American and Qian Zhen will have good and marketable title to all of its properties, inventory, interests in properties, and assets, real and personal,

reflected in the Consolidated US Balance Sheet (as that term is defined in Section 5.1) or acquired after that date (except properties, interests in properties, and assets sold or otherwise disposed of since such date in the ordinary course of  business), free and clear of all liens, pledges, charges, or encumbrances except

     (a)   as such assets may be affected by laws of the Hong Kong Special

Administrative Region and The People's Republic of China or province thereof;

     (b)   statutory liens or claims not yet delinquent; and

     (c)   such imperfections of title and easements as do not and will not materially detract from or interfere with the present or proposed use of the properties subject thereto or affected thereby or otherwise materially impair present business operations on such properties;

     Except as set forth in the American Schedules, each of American and Qian

Zhen own, free and clear of any liens, claims, encumbrances, royalty interests, or other restrictions or limitations of any nature whatsoever, any and all properties it is currently constructing and all procedures,

techniques, marketing plans, business plans, methods of management, or other information utilized in connection with its or their business. Except as set forth in the American Schedules, no third party has any right to, and neither

American nor its Subsidiary has received any notice of infringement of or conflict with asserted rights of others with respect to any product,

technology, data, trade secrets, know-how, proprietary techniques, trademarks,

service marks, trade names, or copyrights which, singly or in the aggregate,

if the subject of an unfavorable decision, ruling, or finding, would have a materially adverse affect on the business, operations, financial condition,

income, or business prospects of American or Qian Zhen or any material portion of its or their properties, assets, or rights, individually or taken as a whole.

     2.9   Litigation and Proceedings.  Except as set forth in the American

Schedules, there are no actions, suits, proceedings, or investigations pending or, to the knowledge of either American or the Shareholders after reasonable investigation, threatened by or against American and/or Qian Zhen (including the Qian Zhen Subsidiaries), or affecting any of American and Qian Zhen, or their respective properties, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign, or before any arbitrator of any kind.  Neither American nor the Shareholders have any knowledge of any default on the part of any of American and/or Qian Zhen with respect to any judgment, order, writ, injunction, decree, award, rule, or regulation of any court, arbitrator, or governmental agency or instrumentality or of any circumstances which, after reasonable investigation, would result in the discovery of such a default.

     2.10   Contracts.

     (a)   Included in the American Schedules are, copies of all material contracts, agreements, franchises, license agreements, or other commitments to which American and/or Qian Zhen (including the Qian Zhen Subsidiaries) is a party or by which any of them or their respective assets, products, technology, or properties are bound, that have been reasonably requested by EPAT;

     (b)   All contracts, agreements, franchises, license agreements, and other commitments to which any of American and its Subsidiary are parties or by which their respective properties are bound and which are material to the operations of them individually or taken as a whole are valid and enforceable in all respects by the one or more of American and its Subsidiary that is a party thereto, except as limited by bankruptcy and insolvency laws and by other laws affecting the rights of creditors generally; and

     (c)   Except as described in the American Schedules, none of American and its Subsidiary is a party to or bound by, and none of the properties of any of

American and its Subsidiary is subject to, any contract, agreement, other commitment or instrument; any charter or other corporate restriction; or any judgment, order, writ, injunction, decree, or award which materially and adversely affects, or in the future may (as far as American or the

Shareholders can now foresee) materially and adversely affect, the business,

operations, properties, assets, or condition of any of American and its

Subsidiary, individually or taken as a whole.

     2.11   Material Contract Defaults.   None of American and its Subsidiary

is in default in any material respect under the terms of any outstanding contract, agreement, lease, or other commitment which is material to its or their business, operations, properties, assets, or condition of American and its Subsidiary and there is no event that has occurred which presently or with the passage of time, could result in a material default in any material respect under any such contract, agreement, lease, or other commitment in respect of which any of American and its Subsidiary have not taken adequate steps to prevent such a default from occurring.

     2.12   No Conflict With Other Instruments.   The execution of this

Agreement and the consummation of the transactions contemplated by this

Agreement will not result in the breach of any term or provision of, or constitute an event of default under, any material indenture, mortgage, deed of trust, or other material contract, agreement, or instrument to which any of

American and its Subsidiary is a party or to which any of their respective properties or operations are subject.

     2.13   Compliance With Laws and Regulations.   Each of American and its

Subsidiary have complied with all applicable statutes and regulations of any national, province, county, city, local or other governmental entity or agency thereof, except to the extent that noncompliance would not materially and adversely affect the business, operations, properties, assets, or condition of any of American and its Subsidiary or except to the extent that noncompliance would not result in the incurrence of any material liability for any of

American or its Subsidiary.

     2.14   Approval of Agreement.  The board of directors of American has authorized the execution and delivery of this Agreement by American, and has or will have approved the transactions contemplated hereby.

2.15   Foreign Person and Activity Regulations.

     (a)   None of American, any of the Subsidiary, the Shareholders, or any

other person who otherwise controls any of American and the Subsidiary is or shall be (i) listed on the Specially Designated Nationals and Blocked Persons

List maintained by the Office of Foreign Assets Control ("OFAC"), Department

of the Treasury, and/or on any other similar list maintained by OFAC pursuant to any authorizing statute, Executive Order or regulation (collectively, "OFAC

Laws and Regulations"), (ii) a "Designated National" as defined in the Cuban

Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a person designated under Paragraph 1 (b), (c) or (d) of Executive Order No. 13224 (September 23,

2001), any related enabling legislation or any other similar Executive Orders

(collectively, the "Executive Orders"); and each of American and the

Subsidiary and the Shareholders are in compliance with all OFAC Laws and

Regulations, Executive Orders and related government guidance;

     (b)   None of American, the Subsidiary, the Shareholders, or any other person who otherwise controls any of American and the Subsidiary (i) is under investigation by any governmental authority for, or has been charged with, or convicted of, money laundering (under either 18 U.S.C. Paragraph 1956 or

1957), or drug trafficking, terrorist-related activities or other money laundering predicate crimes or a violation of the Bank Secrecy Act laws (31

U.S.C. Paragraphs 5311, et seq.), (ii) has been assessed civil penalties under these or related laws (collectively, "Anti-Money Laundering Laws"), or (iii)

has had any of its funds seized or forfeited in an action under Anti-Money

Laundering Laws; and

     (c)   None of American, the Subsidiary, the Shareholders, or any other person who is or was affiliated or associated as an officer, employee, agent,

consultant, or in any other capacity with any of American and the Subsidiary has, during the five-year period ended December 31, 2004 and from that date to the Closing engaged in any act or practice that could reasonably be construed as a violation of any of the provisions of the Foreign Corrupt Practices Act,

15 U.S.C. 78dd-1 et seq. or any rule or regulation pertaining thereto.

     2.16   American Schedules.  American has delivered to EPAT or will deliver, as soon as practicable but in no event prior to Closing, the following schedules, which are collectively referred to as the "American

Schedules" and which consist of separate schedules, all of which are complete,

true, and correct in all material respects.

     (a)   a schedule containing complete and correct copies of the

organizational documents, as amended, of each American and Qian Zhen, and the

Qian Zhen Subsidiaries in effect as of the date of this Agreement;

     (b)   a schedule containing the financial statements of American and its

Subsidiary identified in paragraph 2.4(c);

     (c)    a schedule if requested by EPAT, containing true and correct copies of all material contracts, agreements, or other instruments to which

American, Qian Zhen and/or the Qian Zhen Subsidiaries is a party or by which any of them or their properties is bound, specifically including all contracts, agreements, or arrangements referred to in Section 2.10;

 (d)    a schedule setting forth a description of any material adverse change in the business, operations, property, inventory, assets, or condition of American or Qian Zhen since the date of the most recent American Balance

Sheet, required to be provided pursuant to section 2.7 hereof; and

     (e)   a schedule setting forth any other information, together with any required copies of documents, required to be disclosed in the American

Schedules by sections 2.1 through 2.16.

Each of the American Schedules shall be produced through delivery of a hard paper copy of the original and an electronic Microsoft Word or HTML formatted copy of the original, and if the original is in a language other than English,

shall be produced through delivery of a hard paper copy of the original and an electronic Microsoft Word or HTML formatted copy of the original foreign language version and an English translation, certified by the translator as a complete and accurate translation from the original.  American and the

Shareholders shall cause the American Schedules and the instruments and data delivered to EPAT hereunder to be updated after the date hereof up to and including the Closing Date.

                           ARTICLE III

           REPRESENTATIONS, COVENANTS, AND WARRANTIES

                 OF THE SHAREHOLDERS OF AMERICAN

      As an inducement to, and to obtain reliance of EPAT, the Shareholders further represent and warrant as follows:

     3.1     Ownership of American Shares.   The American Shareholders hereby

represent and warrant with respect to themselves that they are the legal and beneficial owners of all of the issued and outstanding shares of American's registered capital and ordinary shares free and clear of any claims, charges,

equities, liens, security interests, and encumbrances whatsoever, and that such Shareholders have full right, power, and authority to transfer, assign,

convey, and deliver their American shares; and delivery of such shares at the

Closing will convey to EPAT good and marketable title to such shares free and clear of any claims, charges, equities, liens, security interests, and encumbrances whatsoever.

     3.2   Exemption From Registration.   The Shareholders represent that the

Shares are being acquired without a view to, or for, resale in connection with any public distribution of the Shares or any interest therein without registration or other compliance under the Securities Act of 1933, as amended

(the "1933 Act") and that the Shareholder has no direct or indirect participation in any such undertaking or in the underwriting of such an undertaking. The Shareholders understand that the Shares to be acquired pursuant to this Agreement have not been registered under the 1933 Act with the Securities and Exchange Commission (the "SEC") in reliance upon the exemptions from the registration requirements thereof afforded by Section 4(2)

of the 1933 Act and/ or Rule 506 of Regulation D adopted thereunder, nor with any state securities commission or agency. The Shareholders agree and acknowledge that the Shares will be "restricted securities" within the meaning of Rule 144 adopted under the 1933 Act, and EPAT will issue stop transfer instructions to its registrar and transfer agent prohibiting the transfer of the Shares of EPAT delivered under this Agreement. The Shareholders acknowledge that the Shares must be held and may not be sold, transferred, or otherwise disposed of for value unless they are subsequently registered under the 1933 Act or an exemption from such registration is available. The certificates representing the Shares will bear a legend restricting transfer, except in compliance with applicable federal and state securities statutes.

     3.3   Investor Status.   Each Shareholder is an "accredited investor" as

defined in Rule 501(a) under the 1933 Act.

                           ARTICLE IV

        REPRESENTATIONS, COVENANTS, AND WARRANTIES OF EPAT

     As an inducement to, and to obtain the reliance of American and the

Shareholders, EPAT represents and warrants as follows:

     4.1   Organization.   EPAT is a corporation duly organized, validly

existing, and in good standing under the laws of the State of Nevada, and has the corporate power and is duly authorized, qualified, franchised, and licensed under all applicable laws, regulations, ordinances, and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, and there is no jurisdiction in which it is not qualified in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification. Included in the EPAT Schedules (as hereinafter defined) are complete and correct copies of the articles of incorporation and bylaws of EPAT, and all amendments thereto, as in effect on the date hereof.

The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, violate any provision of EPAT's articles of incorporation or bylaws.  EPAT has taken all action required by law, its articles of incorporation, its bylaws, or otherwise to authorize the execution and delivery of this Agreement, and EPAT has full power, authority,

and legal right to consummate the transactions herein contemplated.

     4.2   Capitalization.   EPAT's authorized capitalization consists of

50,000,000 shares of common stock, par value $0.001, of which 1,296,700 shares are issued and outstanding. All issued and outstanding shares are legally issued, fully paid, and non-assessable and not issued in violation of the pre-emptive or other rights of any person.

     4.3   Subsidiaries.   EPAT does not have any Subsidiaries and does not

own, beneficially or of record, any shares of any other corporation.

     4.4   Financial Statements.

     (a)   Included in the EPAT Schedules and the audited balance sheets of

EPAT as of December 31, 2005 and 2004, and the audited statements of operations, stockholders' equity, and cash flow for the two fiscal years ended

December 31, 2005 together with the notes to such statements and the opinion of Chisholm, Bierwolf & Nilson, LLC, independent certified public accountants,

with respect thereto; and the unaudited balance sheet of EPAT as of May 31,

2006 (the "most recent EPAT balance sheet"), and the related unaudited statements of operations, stockholders' equity, and cash flow for the five-month period  ended May 31, 2006, together with the notes to such statements.

     (b)   All such financial statements have been prepared in accordance with generally accepted accounting principles in the United States consistently applied throughout the periods involved. The EPAT balance sheets present fairly as of their respective dates the financial condition of EPAT.  EPAT did not have as of the date of any such EPAT balance sheet, except as and to the extent reflected or reserved against therein, any liabilities or obligations

(absolute or contingent) which should be reflected in a balance sheet or the notes thereto prepared in accordance with generally accepted accounting principles, and all assets reflected therein are properly reported and present fairly the value of the assets of EPAT, in accordance with generally accepted accounting principles. The statements of operations, stockholders' equity, and cash flow reflect fairly the information required to be set forth therein by generally accepted accounting principles.

     (c)   EPAT has no liabilities with respect to the payment of any federal,

state, county, local, or other taxes (including any deficiencies, interest, or penalties), except for taxes accrued but not yet due and payable.

     (d)   EPAT has filed all federal, state, or local income tax returns required to be filed by it for the years ended December 31, 2005, 2004, and

2003 and included in the EPAT Schedules are true and correct copies of said federal income tax returns of EPAT filed.  None of such federal income tax returns have been examined by the Internal Revenue Service. Each of such income tax returns reflects the taxes due for the period covered thereby,

except for amounts which, in the aggregate, are immaterial.

     (e)   The books and records, financial and otherwise, of EPAT are in all material respects complete and correct and have been maintained in accordance with good business and accounting practices.

     (f)   EPAT has good and marketable title to its assets and, except as set forth in the EPAT Schedules or the Financial Statements of EPAT or the notes thereto, has no material contingent liabilities, direct or indirect, matured or unmatured.

     4.5   Information.   The information concerning EPAT set forth in this

Agreement and the EPAT Schedules is complete and accurate in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made, in light of the circumstances under which they were made, not misleading.

     4.6   Options or Warrants.   Except as set forth in the EPAT Schedules,

there are no existing options, warrants, calls, convertible notes, derivative securities or commitments of any character relating to authorized and unissued stock of EPAT, except options, warrants, calls, convertible notes, derivative securities or commitments, if any, to which EPAT is not a party and by which it is not bound.

 4.7   Absence of Certain Changes or Events.   Except as described herein

or in the EPAT Schedules, since the date of the most recent EPAT balance sheet:

     (a)   there has not been (i) any material adverse change in the business,

operations, properties, assets, or condition of EPAT (whether or not covered by insurance) materially and adversely affecting the business, operations,

properties, assets, or condition of EPAT;

     (b)   EPAT has not (i) recently amended its articles of incorporation or bylaws; (ii) declared or made, or agreed to declare or make any payment of dividends or distributions of any assets of any kind whatsoever to stockholders or purchased or redeemed, or agreed to purchase or redeem, any of its capital stock; (iii) waived any rights of value which in the aggregate are extraordinary or material considering the business of EPAT; (iv) made any material change in its method of management, operation, or accounting; (v)

entered into any other material transactions; (vi) made any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

(vii) increased the rate of compensation payable or to become payable by it to any of its officers or directors or any of its employees whose monthly compensation exceeds $1,000; or (viii) made any increase in any profit sharing, bonus, deferred compensation, insurance, pension, retirement, or other employee benefit plan, payment, or arrangement, made to, for, or with its officers, directors, or employees;

     (c)   EPAT has not (i) granted or agreed to grant any options, warrants,

or other rights for its stocks, bonds, or other corporate securities calling for the issuance thereof; (ii) borrowed or agreed to borrow any funds or incurred, or become subject to, any material obligation or liability (absolute or contingent) except liabilities incurred in the ordinary course of business;

(iii) paid or agreed to pay any material obligation or liability (absolute or contingent) other than current liabilities reflected in or shown on the most recent EPAT balance sheet and current liabilities incurred since that date in the ordinary course of business and professional and other fees and expenses incurred in connection with the preparation of this Agreement and the consummation of the transactions contemplated hereby; (iv) sold or transferred, or agreed to sell or transfer, any of its assets, property, or rights (except assets, property, or rights not used or useful in its business which, in the aggregate have a value of less than $1,000), or canceled, or agreed to cancel, any debts or claims (except debts or claims which in the aggregate are of a value of less than $1,000); (v) made or permitted any amendment or termination of any contract, agreement, or license to which it is a party if such amendment or termination is material, considering the business of EPAT; or (vi) issued, delivered, or agreed to issue or deliver any stock,

bonds, or other corporate securities including debentures (whether authorized and unissued or held as treasury stock), except in connection with this

Agreement or as reflected in the most recent unaudited balance sheet; and

     (d)   to the best knowledge of EPAT, it has not become subject to any law or regulation which materially and adversely affects, or in the future may adversely affect, the business, operations, properties, assets, or condition of EPAT.

     4.8   Title and Related Matters.   EPAT has good and marketable title to

all of its properties, interest in properties, and assets, real and personal,

which are reflected in the EPAT balance sheet or acquired after that date (except properties, interest in properties, and assets sold or otherwise disposed of since such date in the ordinary course of business), free and clear of all liens, pledges,

charges, or encumbrances except

     (a)   statutory liens or claims not yet delinquent;

     (b)   such imperfections of title and easements as do not and will not materially detract from or interfere with the present or proposed use of the properties subject thereto or affected thereby or otherwise materially impair present business operations on such properties; and

     (c)   as described in the EPAT Schedules.

     4.9   Litigation and Proceedings.   There are no actions, suits, or

proceedings pending or, to the knowledge of EPAT, threatened by or against or affecting EPAT, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign, or before any arbitrator of any kind. EPAT does not have any knowledge of any default on its part with respect to any judgment, order, writs, injunction, decree, award, rule, or regulation of any court, arbitrator, or governmental agency or instrumentality.

     4.10   Contracts.   EPAT is not a party to any material contract,

agreement, or other commitment, except as specifically disclosed in its schedules to this Agreement.

     4.11   No Conflict With Other Instruments.   The consummation of the

transactions contemplated by this Agreement will not result in the breach of any term or provision of, or constitute a default under, any indenture,

mortgage, deed of trust, or other material agreement or instrument to which

EPAT is a party or to which it or any of its assets or operations are subject.

     4.12   Governmental Authorizations.   EPAT has all licenses, franchises,

permits, and other government authorizations, that are legally required to enable it to conduct its business operations in all material respects as conducted on the date hereof. Except for compliance with federal and state securities or corporation laws, as hereinafter provided, no authorization,

approval, consent, or order of, or registration, declaration, or filing with,

any court or other governmental body is required in connection with the execution and delivery by EPAT of this Agreement and the consummation by

EPAT of the transactions contemplated hereby.

     4.13   Compliance With Laws and Regulations.   To the best of its

knowledge, EPAT has complied with all applicable statutes and regulations of any federal, state, or other applicable governmental entity or agency thereof,

except to the extent that noncompliance would not materially and adversely affect the business, operations, properties, assets, or conditions of EPAT or except to the extent that noncompliance would not result in the incurrence of any material liability. This compliance includes, but is not limited to, the filing of all reports to date with the U.S. Securities and Exchange Commission and state securities authorities.

     4.14   Insurance.  EPAT owns no insurable properties and carries no casualty or liability insurance.

4.15

Approval of Agreement.   The board of directors of EPAT has authorized

the execution and delivery of this Agreement by EPAT and has approved this

Agreement and the transactions contemplated hereby.

     4.16   Continuity of Business Enterprises.   EPAT has no commitment or

present intention to liquidate EPAT or sell or otherwise dispose of a material portion of its business or assets following the consummation of the transactions contemplated hereby.

     4.17   Material Transactions of Affiliations.   Except as disclosed

herein and in the EPAT Schedules, there exists no material contract,

agreement, or arrangement between EPAT and any person who was at the time of such contract, agreement, or arrangement an officer, director, or person owning of record or known by EPAT to own beneficially, 10% or more of the issued and outstanding common stock of EPAT and which is to be performed in whole or in part after the date hereof or was entered into not more than three years prior to the date hereof. Neither any officer, director, nor 10%

shareholders of EPAT has, or has had during the last preceding full fiscal year, any known interest in any material transaction with EPAT which was material to the business of EPAT. EPAT has no commitment, whether written or oral, to lend any funds to, borrow any money from, or enter into any other material transaction with any such affiliated person.

     4.18   Employment Matters.  EPAT has no employees other than its

executive officers.

     4.19   EPAT Schedules.   EPAT has delivered to American, or will deliver

as soon as practicable at its request, the following schedules, which are collectively referred to as the "EPAT Schedules," and which consist of separate schedules, all of which are complete, true, and correct in all material respects.:

     (a)   a schedule containing complete and accurate copies of the articles of incorporation and bylaws, as amended, of EPAT as in effect as of the date of this Agreement;

     (b)   a schedule containing any filings made by EPAT with the "SEC" since

January 1, 2002 not available on EDGAR;

     (c)   a schedule containing a copy of the federal income tax returns of

EPAT identified in paragraph 4.4(d);

     (d)   a schedule setting forth the description of any material adverse change in the business, operations, property, assets, or condition of EPAT since the date of the most recent EPAT balance sheet, required to be provided pursuant to section 4.7 hereof; and

     (e)   a schedule setting forth any other information, together with any required copies of documents, required to be disclosed in the EPAT Schedules by sections 4.1 through 4.17.

     4.20   Updated Schedules.  EPAT shall cause the EPAT Schedules and the instruments and data delivered to American hereunder to be updated after the date hereof up to and including the Closing Date.

                            ARTICLE V

                        SPECIAL COVENANTS

     5.1   American Consolidated US Financial Statements.   On or before June

30, 2006, American shall deliver to EPAT the "Consolidated US Financial

Statements," which shall consist of the consolidated audited balance sheets of

American and the Subsidiary at December 31, 2005 and 2004 (the balance sheet at December 31, 2005 is referred to herein as the "Consolidated US Balance

Sheet"), and the related audited consolidated statements of operations,

stockholders' equity and cash flows for the years ended December 31, 2005 and

2004 (consolidating American and the Subsidiary), together with notes to such statements and the opinion of e-Fang Accountancy Corp., independent certified public accountants, with respect thereto. All of the Consolidated US Financial

Statements will be in United States Dollars and be prepared in accordance with generally accepted accounting principles in the United States (consistently applied during each of the periods) and the requirements of Regulation S-X adopted by the SEC. The Consolidated US Financial Statements will be part of the American Schedules. Each of American and the Shareholder represents and warrants that the Consolidated US Balance Sheet presents fairly the consolidated financial condition of American and its Subsidiary; American and its Subsidiary will not have, as of the date of the Consolidated US Balance

Sheet, except as and to the extent reflected or reserved against therein, any liabilities or obligations (absolute or contingent) that should be reflected in the Consolidated US Balance Sheet or the notes thereto; all assets reflected in the Consolidated US Balance Sheet will be properly reported and present fairly the value of the assets of American and its Subsidiary; and

consolidated statements of income, stockholders' equity, and cash flows presented in the Consolidated US Financial Statements will reflect fairly the information required to be set forth therein.

     5.2   Access to Properties and Records.  EPAT and American will each afford to the officers and authorized representatives of the other full access to the properties, books, and records of EPAT or American and its Subsidiary as the case may be, in order that each may have full opportunity to make such reasonable investigation as it shall desire to make of the affairs of the other, and each will furnish the other with such additional financial and operating data and other information as to the business and properties of EPAT or American and its Subsidiary as the case may be, as the other shall from time to time reasonably request.

     5.3   Delivery of Books and Records.  At the Closing, EPAT shall deliver to American, the corporate minute books, books of account, records, and all other books or documents of EPAT now in the possession or control of EPAT.

     5.4   EPAT Board of Directors.  At the Closing, EPAT shall deliver or cause to be delivered the resignation of Ariika M. Bryner from the board of directors of EPAT, together with a unanimous written consent of the EPAT board of directors providing for: the appointment of a person designated by the

Shareholders for election to the board of directors to fill the vacancy left by the resignation; the election of persons designated by the Shareholders to all executive officer positions of EPAT in replacement of all the executive officers serving prior to the Closing; and, prior to the effective date of the resignation of Ariika M. Bryner as a director of EPAT, all actions taken by the board of directors will require the approval and consent of the director elected to the board to fill the vacancy left by the resignation of Ariika M. Bryner.

Immediately following the action above, and at the Closing, John W. Peters will deliver to American and EPAT his signed resignations as a director of EPAT and a unanimous written consent of the directors of EPAT appointing as a director to fill the vacancies left by his resignation the person designated by the Shareholders.

EPAT will take all action required to prepare a Form 8-K reporting the transaction,

and to issue a press release and/or letter to the shareholders reporting the transaction.

     5.5   Third Party Consents and Certificates.  EPAT and American agree to cooperate with each other in order to obtain any required third party consents to this Agreement and the transactions herein and therein contemplated.

     5.6   Actions Prior to Closing.

     (a)   From and after the date of this Agreement until the Closing Date and except as set forth in the EPAT or American Schedules or as permitted or contemplated by this Agreement, EPAT and American and its Subsidiary respectively, will each: (i) carry on its business in substantially the same manner as it has heretofore; (ii) maintain and keep its properties in states of good repair and condition as at present, except for depreciation due to ordinary wear and tear and damage due to casualty; (iii) maintain in full force and effect insurance comparable in amount and in scope of coverage to that now maintained by it; (iv) perform in all material respects all of its obligation under material contracts, leases, and instruments relating to or affecting its assets, properties, and business; (v) use its best efforts to maintain and preserve its business organization intact, to retain its key employees, and to maintain its relationship with its material suppliers and customers; and (vi) fully comply with and perform in all material respects all obligations and duties imposed on it by all federal and state laws and all rules, regulations, and orders imposed by federal or state governmental authorities.

     (b)   From and after the date of this Agreement until the Closing Date,

neither EPAT nor American and its Subsidiary will: (i) make any change in their organizational documents, articles of incorporation or bylaws; (ii) take any action described in section 2.7 in the case of American and its Subsidiary or in section 4.7, in the case of EPAT (all except as permitted therein or as disclosed in the applicable party's schedules); or (iii) enter into or amend any contract, agreement, or other instrument of any of the types described in such party's schedules, except that a party may enter into or amend any contract, agreement, or other instrument in the ordinary course of business involving the sale of goods or services.

     5.7   Sales Under Rules 144 or 145, If Applicable.

     (a)   EPAT will use its best efforts to at all times to comply with the reporting requirements of the Exchange Act, including timely filing of all periodic reports required under the provisions of the Exchange Act and the rules and regulations promulgated thereunder.

     (b)   Upon being informed in writing by any person holding restricted stock of EPAT as of the date of this Agreement that such person intends to sell any shares under Rule 144 or Rule 145 promulgated under the Securities

Act (including any rule adopted in substitution or replacement thereof), EPAT will notify such person that it has filed all of the reports required to be filed by it under the Exchange Act to enable such person to sell such person's restricted stock under Rule 144 or 145, as may be applicable in the circumstances.

     (c)   If any certificate representing any such restricted stock is presented to EPAT's transfer agent for registration of transfer in connection with any sale theretofore made under Rule 144 or 145, provided such certificate is duly endorsed for transfer by the appropriate person(s) or accompanied by a separate stock power duly executed by the appropriate person(s) in each case with reasonable assurances that such endorsements are genuine and effective, and is accompanied by an opinion of counsel satisfactory to EPAT and its counsel, at the sole expense of the transferee,

that such transfer has complied with the requirements of Rule 144 or 145, as the cases may be, EPAT will promptly instruct its transfer agent to register such transfer and to issue one or more new certificates representing such shares to the transferee and, if appropriate under the provisions of Rule 144 or 145, as the case may be, free of any stop transfer order or restrictive legend. The provisions of this Section 5.7 shall survive the Closing and the consummation of the transactions contemplated by this Agreement.

     5.8   Indemnification.

     (a)   Each of American and the Shareholders hereby agree, jointly and severally, to indemnify EPAT and each of the officers, agents and directors of

EPAT as of the date of execution of this Agreement against any loss,

liability, claim, damage, or expense (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing, or defending against any litigation, commenced or threatened, or any claim whatsoever), to which it or they may become subject arising out of or based on any inaccuracy appearing in or misrepresentation made under Article II,

Article III, or Section 5.1 of this Agreement. The indemnification provided for in this paragraph shall survive the Closing and consummation of the transactions contemplated hereby and termination of this Agreement.

     (b)   EPAT hereby agrees to indemnify American and each of the officers,

agents and directors of American as of the date of execution of this Agreement and the Shareholders against any loss, liability, claim, damage, or expense

(including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing, or defending against any litigation,

commenced or threatened, or any claim whatsoever), to which it or they may become subject arising out of or based on any inaccuracy appearing in or misrepresentation made under Article IV of this Agreement. The indemnification provided for in this paragraph shall survive the Closing and consummation of the transactions contemplated hereby and termination of this Agreement.

                            ARTICLE VI

           CONDITIONS PRECEDENT TO OBLIGATIONS OF EPAT

      The obligations of EPAT under this Agreement are subject to the satisfaction, at or before the Closing Date, of the following conditions:

     6.1   Accuracy of Representations.   The representations and warranties

made by American and the Shareholders in this Agreement were true when made and shall be true at the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date

(except for changes therein permitted by this Agreement), and American and the

Shareholders shall have performed or complied with all covenants and conditions required by this Agreement to be performed or complied with by

American and the Shareholders prior to or at the Closing. EPAT shall be furnished with a certificate, signed by a duly authorized officer of American and the Shareholders and dated the Closing Date, to the foregoing effect.

     6.2   Officer's Certificates.   EPAT shall have been furnished with a

certificate dated the Closing Date and signed by a duly authorized officer of

American and the Shareholders to the effect that no litigation, proceeding,

investigation, or inquiry is pending or, to the best knowledge of American or the Shareholders threatened, which might result in an action to enjoin or prevent the consummation of the transactions contemplated by this Agreement,

or, to the extent not disclosed in the American Schedules, by or against the

Shareholders or any of American and its Subsidiary which might result in any material adverse change in any of the assets, properties, business, or operations of any of American and its Subsidiary, individually or taken as a whole.

     6.3   No Material Adverse Change.   Prior to the Closing Date, there

shall not have occurred any material adverse change in the financial condition, business, or operations of any of American and its Subsidiary,

individually or taken as a whole, nor shall any event have occurred which,

with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business, or operations of any of American and its Subsidiary.

     6.4   Officer and Director Questionnaires.   EPAT shall have received

officer and director questionnaires completed and signed by each executive officer and director to be designated and elected as officers and directors of

EPAT in form and substance reasonably satisfactory to EPAT and its counsel which shall contain information for use by EPAT in reporting the transaction contemplated hereby on Form 8-K and other documents to be filed with the SEC.

     6.5   Other Items.

     (a)   EPAT shall have received a Shareholders list of American containing the name, address, and number of shares held by the American Shareholders as of the date of Closing certified by an executive officer of American as being true, complete, and accurate.

 (b)   EPAT shall have received a certificate of good standing from the

Secretary of State of the State of Illinois or other appropriate office, dated as of a date within ten days prior to the Closing Date certifying that

American is in good standing as a corporation in the State of Illinois.

     (c)   EPAT shall have received such further documents, certificates, or instruments relating to the transactions contemplated hereby as EPAT may reasonably request.

     (d)   EPAT shall have been furnished with the Consolidated US Financial

Statements not less than five days prior to the Closing.

     (e)   EPAT shall have received a certificate signed by an officer of

American in which American represents and warrants that there has been no material change in the assets, liabilities, or financial condition of American and its Subsidiary during the period from December 31, 2005 to the Closing

Date from the assets, liabilities, and financial condition of American and its

Subsidiary as of December 31, 2005 as shown in the Consolidated US Financial

Statements.

     (f)   EPAT shall have received a certificate signed by the principal shareholder(s) of American, in which he (they) represent(s) and warrant(s)

that there has been no material change in the assets, liabilities, or financial condition of American and its Subsidiary during the period from

December 31, 2005 to the Closing Date from the assets, liabilities, and financial condition of American and its Subsidiary as of December 31, 2005 as

shown in the Consolidated US Financial Statements.

                           ARTICLE VII

              CONDITIONS PRECEDENT TO OBLIGATIONS OF

                  AMERICAN AND THE SHAREHOLDERS

     The obligations of American and the Shareholders under this Agreement are subject to the satisfaction, at or before the Closing Date, of the following conditions:

     7.1   Accuracy of Representations.   The representations and warranties

made by EPAT in this Agreement were true when made and shall be true as of the

Closing Date (except for changes therein permitted by this Agreement) with the same force and effect as if such representations and warranties were made at and as of the Closing Date, and EPAT shall have performed and complied with all covenants and conditions required by this Agreement to be performed or complied with by EPAT prior to or at the Closing. American shall have been furnished with a certificate, signed by a duly authorized executive officer of

EPAT and dated the Closing Date, to the foregoing effect.

     7.2   Officer's Certificate.   American shall have been furnished with a

certificate dated the Closing Date and signed by a duly authorized executive officer of EPAT to the effect that no litigation, proceeding, investigation,

or inquiry is pending or, to the best knowledge of EPAT threatened, which might result in an action to enjoin or prevent the consummation of the transactions contemplated by this Agreement.

   7.3   No Material Adverse Change.   Prior to the Closing Date, there

shall not have occurred any material adverse change in the financial condition, business, or operations of EPAT nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business, or operations of

EPAT.

     7.4   Good Standing.   American shall have received a certificate of good

standing from the Secretary of State of the state of Nevada or other appropriate office, dated as of a date within ten days prior to the Closing

Date certifying that EPAT is in good standing as a corporation in the State of

Nevada.

     7.5   Other Items.

     (a)   American shall have received a Shareholders' list of EPAT from its transfer agent, current at least within thirty (30) days prior to Closing,

containing the name, address and number of shares held by each such EPAT

Shareholders.

     (b)   American shall have received such further documents, certificates,

or instruments relating to the transactions contemplated hereby as American may reasonably request.

                           ARTICLE VIII

                           TERMINATION

     8.1     Termination.

     (a)   This Agreement may be terminated by the board of directors of either EPAT or American at any time prior to the Closing Date if: (i) there shall be any actual or threatened action or proceeding before any court or any governmental body which shall seek to restrain, prohibit, or invalidate the transactions contemplated by this Agreement and which, in the judgment of such board of directors, made in good faith and based on the advice of its legal counsel, makes it inadvisable to proceed with the exchange contemplated by this Agreement; (ii) any of the transactions contemplated hereby are disapproved by any regulatory authority whose approval is required to consummate such transactions or in the judgment of such board of directors,

made in good faith and based on the advice of counsel, there is substantial likelihood that any such approval will not be obtained or will be obtained only on a condition or conditions which would be unduly burdensome, making it inadvisable to proceed with the exchange; (iii) either party is not reasonably satisfied with the results of its business, legal, and accounting due diligence regarding the other conducted up to the Closing Date, or (iv) there shall have been any change after the date of the latest unaudited balance sheet dated May 31, 2006 of EPAT in the assets, properties, business, or financial condition of EPAT, which could have a materially adverse affect on the value of the business of EPAT, except any changes disclosed in the EPAT

Schedules. In the event of termination pursuant to this paragraph (a) of

Section 8.1, no obligation, right, or liability shall arise hereunder, and each party shall bear, except as provided in Section 8.1(e), all of the expenses incurred by it in connection with the negotiation, drafting, and execution of this Agreement and the transactions herein contemplated.

  (b)   This Agreement may be terminated at any time prior to the Closing by action of the board of directors of EPAT if: (i) American shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of

American contained herein shall be inaccurate in any material respect; or (ii)

there shall have been any change after the date of the Consolidated US Balance

Sheet in the assets, properties, business, or financial condition of any of

American and its Subsidiary, which could have a materially adverse affect on the value of the business of any of American and its Subsidiary, individually and taken as a whole, except any changes disclosed in the American Schedules.

If this Agreement is terminated pursuant to this paragraph (b) of section 8.1,

this Agreement shall be of no further force or effect, and no obligation,

right, or liability shall arise hereunder, except that American and the

Shareholders shall bear their own costs as well as the costs incurred by EPAT in connection with the negotiation, preparation, and execution of this

Agreement and qualifying the offer and sale of securities contemplated hereby for exemption from the registration requirements of state and federal securities laws.

     (c)   This Agreement will terminate at the sole election of EPAT if:

          (i)    American or the Shareholders fail to comply with its

     delivery and any other requirements or representations of Section 5.1 pertaining to the US Consolidated Financial Statements;

          (ii)    EPAT does not receive at Closing the certificates

     described in Sections 6.2 and 6.5 (e) and (f) containing the unqualified representations and warranties required by those sections; and

          (iii)   The Closing does not occur on or before July 31, 2006

     because American or the Shareholders fail to deliver at the time and place of Closing the certificates evidencing the American Stock duly endorsed for transfer to EPAT or accompanied by stock powers executed in blank by the Shareholders or any of the certificates, instruments, or documents required by Article VI, above.

     (d)   This Agreement may be terminated at any time prior to the Closing by action of the board of directors of American if EPAT shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of EPAT contained herein shall be inaccurate in any material respect. If this

Agreement is terminated pursuant to this paragraph (c) of section 8.1, this

Agreement shall be of no further force or effect, and no obligation, right, or liability shall arise hereunder, except that EPAT shall bear its own costs as well as the costs of American incurred in connection with the negotiation,

preparation, and execution of this Agreement.

     (e)   This Agreement will terminate at the sole election of American if:

          (i)   American does not receive at Closing the certificates

     described in Section 7.2 containing the unqualified representations and warranties required by those sections; and

      (ii)   the Closing does not occur on or before July 20, 2006,

     because EPAT fails to deliver at the time and place of Closing the certificates evidencing the 20,000,000 shares of EPAT Stock issued in the names and amounts set forth on Schedule 1 to this Agreement (or in lieu thereof irrevocable instructions to the transfer agent of EPAT to issue and deliver said certificates) or any of the certificates,

     instruments, or documents required by Article VII, above.

                            ARTICLE IX

                          MISCELLANEOUS

     9.1   Brokers.   EPAT, the Shareholders and American agree that, except

for First Equity Holdings Corp., referenced in Section 6.5(g) above, there were no finders or brokers involved in bringing the parties together or who were instrumental in the negotiation, execution, or consummation of this

Agreement. EPAT, on one hand, and American and the Shareholders on the other,

agree to indemnify the other against any claim by any third person for any commission, brokerage, or finders' fee arising from the transactions contemplated hereby based on any alleged agreement or understanding between the indemnifying party and such third person, whether express or implied from the actions of the indemnifying party.

     9.2   Governing Law.   This Agreement shall be governed by, enforced, and

construed under and in accordance with the laws of the United States of

America and, with respect to matters of state law, with the laws of Nevada.

Any dispute arising under or in any way related to this Agreement will be submitted to binding arbitration before a single arbitrator by the American

Arbitration Association in accordance with the Association's commercial rules then in effect. The arbitration will be conducted in Salt Lake City, Utah. The decision of the arbitrator will set forth in reasonable detail the basis for the decision and will be binding on the parties. The arbitration award may be confirmed by any court of competent jurisdiction.

     9.3   Notices.   Any notices or other communications required or

permitted hereunder shall be sufficiently given if personally delivered to it or sent by registered mail or certified mail, postage prepaid, or by prepaid telegram addressed as follows:

If to EPAT:  Earth Products & Technologies, Inc.

                     Attn:  John Peters, President

                     2157 South Lincoln Street

                     Salt Lake City, UT 84106

                     Telephone: (801) 323-2395

                     Facsimile: (801) 364-5645

With copies to:

       Daniel W. Jackson

                     2157 Lincoln Street

                     Salt Lake City, Utah 84106

                     Telephone (801) 596-8338

                     Facsimile: (801) 364-5645

If to American or

the Shareholders

of American:

      American Federal Mining Group, Inc.

                     Attn:  Ms. Yu Xiao Jing, President

                     865 South Figueroa Street, Suite 3340

                     Los Angeles, CA 90017

                     Telephone: (213) 488-5131

                     Facsimile: (213) 488-5126

With copies to:

                     James C. Lewis, Esq.

                     JAMES C. LEWIS, L.C.

                     10 West 100 South #703

                     Salt Lake City, UT 84101

                     Telephone: (801) 994-3846

                     Facsimile: (801) 355-0289

or such other addresses as shall be furnished in writing by any party in the manner for giving notices hereunder, and any such notice or communication shall be deemed to have been given as of the date so delivered, mailed, or telegraphed.

     9.4   Attorney's Fees.   In the event that any party institutes any

action or suit to enforce this Agreement or to secure relief from any default hereunder or breach hereof, the breaching party or parties shall reimburse the non-breaching party or parties for all costs, including reasonable attorneys'

fees, incurred in connection therewith and in enforcing or collecting any judgment rendered therein.

     9.5   Confidentiality.   Each party hereto agrees with the other parties

that, unless and until the transactions contemplated by this Agreement have been consummated, each party and their representatives will hold in strict confidence all data and information obtained with respect to another party or any subsidiary thereof from any representative, officer, director, or employee, or from any books or records or from personal inspection, or such other party, and shall not use such data or information or disclose the same to others, except (i) to the extent such data or information is published, is a matter of public knowledge, or is required by law to be published; and (ii)

to the extent that such data or information must be used or disclosed in order to consummate the transactions contemplated by this Agreement.

     9.6   Expenses of Stock Exchange.   Except as otherwise provided for in

Section 8.1, EPAT and American agree that they will each bear their own costs and expenses in negotiating and closing the transactions contemplated by this

Agreement, including but not limited to, attorneys' fees, accounting fees, due diligence expenses, travel, printing, copying, mail, telephone and other related expenses.

     9.7   Third Party Beneficiaries.   This contract is solely between EPAT,

the Shareholders and American and, except as specifically provided, no director, officer, stockholder, employee, agent, independent contractor, or any other person or entity shall be deemed to be a third party beneficiary of this Agreement.

     9.8   Entire Agreement.   This Agreement represents the entire agreement

(including the exhibits or schedules hereto) between the parties relating to the subject matter hereof, including this Agreement alone fully and completely expresses the agreement of the parties relating to the subject matter hereof.

There are no other courses of dealing, understandings, agreements,

representations, or warranties, written or oral, except as set forth herein.

     9.9   Survival; Termination.   The representations, warranties, and

covenants of the respective parties shall survive the Closing Date and the consummation of the transactions herein contemplated.

     9.10   Counterparts.   This Agreement may be executed in multiple

counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument.

     9.11   Amendment or Waiver.   Every right and remedy provided herein

shall be cumulative with every other right and remedy, whether conferred herein, at law, or in equity, and may be enforced concurrently herewith, and no waiver by any party of the performance of any obligation by the other shall be construed as a waiver of the same or any other default then, theretofore,

or thereafter occurring or existing. At any time prior to the Closing Date,

this Agreement may be amended by a writing signed by all parties hereto, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance hereof may be extended by a writing signed by the party or parties for whose benefit the provision is intended.

     9.12   Construction.   The parties have participated jointly in the

negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state,

local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires.

The word "including" shall mean including without limitation. Disclosure schedules delivered by the parties pursuant to this Agreement. All monetary amounts stated in this Agreement are, unless specifically stated otherwise,

denominated in United States Dollars. The parties acknowledge and agree with respect to their respective schedules that (i) the schedules may include certain items and information solely for informational purposes for the convenience of the parties hereto, (ii) the disclosure of any matter in a schedule shall not be deemed to constitute an acknowledgment by the party delivering the schedule that the matter is material or is required to be disclosed pursuant to the provisions of this Agreement, (iii) any fact or item disclosed in a schedule and referenced by a particular section in this

Agreement shall, should the existence of the fact or item or its contents be relevant to any other section in this Agreement, be deemed to be disclosed with respect to such other section only if a specific cross- reference is made to such other section, (iv) the disclosure of any fact or item in a schedule shall not represent an admission by the party delivering the schedule that such fact or item actually constitutes non-compliance with, or a violation of, any law, regulation or statute to which such disclosure is applicable as such disclosure has been made for purposes of creating exceptions to the representations and warranties made by the party, and (v) each attachment referenced in a schedule shall be deemed incorporated into and a part of such schedule.

     9.13   Tax Disclosure Authorization.   Notwithstanding anything herein to

the contrary, the parties (and each affiliate and person acting on behalf of any party) agree that each party (and each employee, representative, and other agent of such party) may disclose to any and all persons, without limitation of any kind, the transaction's tax treatment and tax structure (as such terms are used in 6011 and 6112 of the Internal Revenue Code of 1986, as amended and regulations there under) contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) provided to such party or such person relating to such tax treatment and tax structure, subject to compliance with disclosure obligations under applicable federal or state securities laws; provided, however, that such disclosure many not be made until the earlier of date of (a) public announcement of discussions relating to the transaction, (b) public announcement of the transaction, or (c)

execution of an agreement to enter into the transaction. This authorization is not intended to permit disclosure of any other information including (without limitation) (v) any portion of any materials to the extent not related to the transaction's tax treatment or tax structure, (w) the identities of participants or potential participants, (x) the existence or status of any negotiations, (y) any pricing or financial information (except to the extent such pricing or financial information is related to the transaction's tax treatment or tax structure), or (z) any other term or detail not relevant to the transaction's tax treatment or the tax structure.

                 [Signatures on Following Page.]

   IN WITNESS WHEREOF, the corporate parties hereto have caused this

Agreement to be executed by their respective officers, hereunto duly authorized, as of the date first above-written.

                        Earth Products and Technologies, Inc.

                            /s/ John W. Peters

                        By:____________________________________

                              John W. Peters, President

                        American Federal Mining Group, Inc.

                            /s/   Yu Xiao Jing

                        By:___________________________________

                              Yu Xiao Jing, President

                        American's Shareholders:

                        [See Schedule 1]

                          Schedule 1 to

                    STOCK EXCHANGE AGREEMENT

                       Dated July 14, 2006

     The Common Stock of Earth Products & Technologies, Inc. to be issued under section 1.1 and section 1.2 of the Stock Exchange Agreement shall be issued to the following persons with a restrictive legend consistent with the

Securities Act of 1933, as amended:

Common Stock of

Earth Products & Technologies, Inc.

to be issued to the stockholders of

American Federal Mining Group, Inc.

and their designees                            .           Number of Shares

                                                       Currently    EPAT

                                                       American    Exchange

Yu Xiaojing                                                        14,917,000

___________________________________________________

Print Name

/s/   Yu Xiaojing

___________________________________________________

Signature

Xu Xueming                                                         1,870,000

___________________________________________________

Print Name

/s/   Xu Xueming

___________________________________________________

Signature

Cui Helin                                                                200,000

___________________________________________________

Print Name

/s/   Cui Helin

___________________________________________________

Signature

Dang Yu                                                                213,000

___________________________________________________

Print Name

/s/   Dang Yu

___________________________________________________

Signature

Yu Xiaoming                                                         600,000

___________________________________________________

Print Name

/s/   Yu Xiaoming

___________________________________________________

Signature

Xu Xiaoyang                                                         100,000

___________________________________________________

Print Name

/s/    Xu Xiaoyang

___________________________________________________

Signature

Xu Lun                                                                  200,000

___________________________________________________

Print Name

/s/   Xu Lun

___________________________________________________

Signature

Yu Long                                                                400,000

___________________________________________________

Print Name

/s/   Yu Long

___________________________________________________

Signature

Song Qijiu                                                             100,000

___________________________________________________

Print Name

/s/   Song Qijiu

___________________________________________________

Signature

Wang Ligang                                                          100,000

___________________________________________________

Print Name

/s/   Wang Ligang

___________________________________________________

Signature

Trang Chong Hung                                                120,000

___________________________________________________

Print Name

/s/   Trang Chong Hung

___________________________________________________

Signature

American Eastern Group, Inc.                                         260,000

___________________________________________________

Print Name

/s/   American Eastern Group, Inc.

___________________________________________________

Signature

American Eastern Securities, Inc.                                      90,000

___________________________________________________

Print Name

/s/   American Eastern Securities, Inc.

___________________________________________________

Signature

EIC Investments, LLC                                                       90,000

___________________________________________________

Print Name

/s/   EIC Investments, LLC

___________________________________________________

Signature

Luminus Capital Management, Ltd. (Hong Kong)          220,000

___________________________________________________

Print Name

/s/   Luminus Capital Management, Ltd. (Hong Kong)

___________________________________________________

Signature

Allied Merit International Investments, Inc. (BVI)         520,000

___________________________________________________

Print Name

/s/   Allied Merit International Investments, Inc. (BVI)

___________________________________________________

Signature

         TOTAL SHARES                                              20,000,000